Exhibit 99.1

NQ Mobile Inc. Announces third Quarter 2013 Results

Record Net Revenues of $54.2 million, Up 110.1% Year-over-Year

Net Cash Flow from Operations was a Record $22.2 million, Up 219.6% Year-over-Year

Days Sales Outstanding (DSO) were 115, Down 20.7% from 145 in the previous quarter

BEIJING and DALLAS, November 12, 2013 – NQ Mobile Inc. (“NQ Mobile” or the “Company”) (NYSE: NQ), a leading global provider of mobile Internet services, today announced its unaudited financial results for the third quarter ended September 30, 2013.

Third Quarter 2013 Highlights

•	Net revenues increased 110.1% year-over-year to $54.2 million, exceeding the high end of the Company’s previous guidance of $50 million to $51 million.

•	Non-GAAP operating income[1] increased 150.1% year-over-year to $17.1 million.

•	Non-GAAP net income[2] increased 113.8% year-over-year to $17.4 million.

•	GAAP Loss from operations was $3.1 million and Net Loss attributable to NQ Mobile was $2.7 million, mainly due to $20.1 million in share-based compensation expense in the third quarter of 2013, comparing with an operating loss of $1.0 million and net income attributable to NQ Mobile of $0.3 million in this corresponding period of 2012. The $8.2 million increment of the share-based compensation was due to the re-measurement of a portion of the pool of equity and option awards as at quarter end as a result of the stock price appreciation during the quarter.

•	GAAP fully diluted Loss per ADS was $(0.05) and non-GAAP fully diluted Earnings per ADS[3] was $0.28. Diluted weighted average number of ADSs outstanding decreased to 56.9 million in the third quarter of 2013 from 58.2 million in the previous quarter. Non-GAAP diluted weighted average number of ADSs outstanding increased to 63.0 million in the third quarter of 2013 from 58.2 million in the previous quarter. The ADSs increase was mainly due to acquisitions and new shares issued to Atlantis Investment Management in this quarter.

•	Net cash flow generated from operations was $22.2 million in the third quarter of 2013, compared with $6.9 million in the corresponding period of 2012. Cash and cash equivalents and term deposits together amounted to $149.5 million as of September 30, 2013.

•	Days Sales Outstanding (DSO) were 115 in the third quarter of 2013, down 20.7% from 145 in the previous quarter.

•	Deferred revenue was $19.2 million at the end of third quarter of 2013, up 9.9% from $17.4 million at the end of the second quarter of 2013.

[1]	Non-GAAP operating income is a non-GAAP financial measure, defined as income from operations excluding share-based compensation expenses.
[2]	Non-GAAP net income is a non-GAAP financial measure, defined as net income attributable to NQ Mobile excluding share-based compensation expenses.
[3]	Non-GAAP fully diluted earnings per ADS is a non-GAAP financial measure, defined as non-GAAP net income attributable to common shareholders divided by the non-GAAP weighted average number of diluted ADSs. The non-GAAP weighted average number of diluted ADSs includes those incremental shares that are dilutive in calculation of the Non-GAAP fully diluted earnings per ADS, even if they are anti-dilutive in calculation of the GAAP fully diluted loss per ADS.

The Company’s non-GAAP financial measures and related reconciliations to GAAP financial measures are described in the accompanying sections of “Non-GAAP Measure Reconciliations” and “Non-GAAP Financial Measures.”

Third Quarter 2013 Operating Metrics

•	Cumulative registered user accounts were 426.6 million as of September 30, 2013, compared with 241.6 million as of September 30, 2012 and 372.2 million as of June 30, 2013. Including 98.4 million registered user accounts for Beijing Feiliu Jiutian Technology Co., Ltd (“FL Mobile”), NQ Mobile had total registered user accounts of 525.0 million as of September 30, 2013.

•	Average monthly active user accounts for the quarter ended September 30, 2013 were 133.0 million, compared with 84.5 million for the corresponding period of 2012 and 122.2 million for the quarter ended June 30, 2013. Including FL Mobile’s 19.1 million average monthly active user accounts, NQ Mobile had total average monthly active user accounts of 152.1 million for the quarter ended September 30, 2013.

•	Average monthly premium user accounts for the quarter ended September 30, 2013 were 14.8 million, compared with 11.3 million for the quarter ended June 30, 2013. We define premium user accounts as any user account that generates revenues either through direct payment or indirect payments from third party developers and advertisers via the offer wall or other form of advertising.

•	FL Mobile operated and distributed a total of 22 games on iOS and 52 games on Android platforms as of September 30, 2013. Through the third quarter of 2013, FL Mobile had 11 games ranked among the Top 100 grossing applications, of which 3 ranked among the Top 30 on Apple’s iTunes app store in China. Average Daily Active Users (DAU) for FL Mobile’s games reached 127,448 in the third quarter of 2013.

•	Beijing NationSky Network Technology Co., Ltd, Inc. (“NationSky”) had over 30 Mobile Device Management (MDM) enterprise customers and over 1,250 total enterprise customers as of September 30, 2013.

(In millions)	As of September 30, 2013	As of June 30, 2013	As of September 30, 2012
Cumulative registered user accounts	426.6	372.2	241.6
FL Mobile cumulative registered user accounts	98.4	87.3	—
Total cumulative registered user accounts	525.0	459.5	241.6

	Three months ended September 30, 2013	Three months ended June 30, 2013	Three months ended September 30, 2012
Average monthly active user accounts	133.0	122.2	84.5
FL Mobile average monthly active user accounts	19.1	16.1	—
Total average monthly active user accounts	152.1	138.3	84.5

Average monthly premium user accounts	14.8	11.3	—

“I am pleased to report that we once again achieved record revenues in the third quarter of 2013,” commented Dr. Henry Lin, Chairman and Co-Chief Executive Officer of NQ Mobile. “The realization of our platform business model is showing up in tangible ways. We are now not only generating consumer security subscription revenues, but also significant gaming, advertising and enterprise mobility revenues as well.”

“As a company we remain focused on executing against the strategy that we have previously laid out,” added Omar Khan, Co-Chief Executive Officer of NQ Mobile. “The operational results during the third quarter continue to demonstrate and validate our expansion plans across our platform. The NQ Mobile team remains invigorated and committed.”

Third Quarter 2013 Results

Revenues

Net revenues in the third quarter of 2013 were $54.2 million, up 110.1% year-over-year and 31.0% sequentially. 4

Mobile Value Added Service revenues, which include Consumer Mobile Security revenues and Mobile Games revenues, increased 46.4% year-over-year and 0.3% sequentially to $26.9 million in the third quarter of 2013. The slight decrease in Consumer Mobile Security subscription revenues was primarily due to our monetization expansion to mobile advertising and mobile games in domestic China market. Our oversea Consumer Mobile Security subscription revenues continued to grow with the increase of paying user accounts. Revenue contribution from overseas users accounted for 59.1% of Consumer Mobile Security revenues in the third quarter of 2013, compared with 54.1% in the third quarter of 2012 and 57.2% in the second quarter of 2013. The increase in Mobile Games revenues was primarily due to the rapid user growth of FL Mobile’s game platform and the launch of new games in the third quarter of 2013.

Advertising revenues were $11.0 million for the third quarter of 2013, up 99.7% sequentially. The robust growth was due to increased monetization through advertising and promotional revenue through 3rd party application referrals.

Enterprise Mobility revenues (including both hardware sales and services) increased 243.0% year-over-year and 90.6% sequentially to $15.3 million in the third quarter of 2013 mainly due to the strong growth in the enterprise business and new customer gains. NationSky became a tier one distributor for Apple in the first quarter of 2013 and has been ramping up its Mobile Device Management (MDM) business. Product revenue for hardware sales increased 113.5% sequentially to $11.0 million and software and services revenue increased 49.9% sequentially to $4.3 million in the third quarter of 2013

[4]	As announced on the Q1 2013 earnings call and due to the expansion of its business and diversification of its revenue streams, NQ Mobile classifies its revenues into the below categories: Mobile Value Added Services (MVAS) to include Consumer Mobile Security and Mobile Games, Enterprise Mobility (NationSky business), Advertising and Other.

Other revenues in the third quarter of 2013 were $0.9 million, down 8.6% sequentially. Other revenues are generated primarily by providing technical contract services to third parties thus the revenues fluctuate as such business is driven by individual projects.

Cost of Revenues

Cost of revenues in the third quarter of 2013 was $21.9 million, up 175.7% year-over-year and 58.9% sequentially. The year-over-year increase was primarily due to the impact from NationSky and FL Mobile acquisitions in 2012 and increased customer acquisition cost to drive user growth. The sequential increase was primarily due to increased hardware procurement cost for NationSky’s Enterprise Mobility business and increased customer acquisition costs.

Gross Profit and Gross Margin

Gross profit in the third quarter of 2013 was $32.3 million, up 80.8% year-over-year and 17.0% sequentially. Gross margin was 59.5% in the third quarter of 2013, compared with 69.2% in the same quarter a year ago and 66.7% in the previous quarter. The decline of the gross margin was mainly due to the increased revenue portion of the enterprise mobility business NationSky, which has a much lower margin. Excluding the impact from NationSky, gross margin was 73.3% in the third quarter of 2013, compared with 74.6% in the previous quarter. The gross margin of NationSky in the third quarter is 24.8%.

Operating Expenses

Total operating expenses in the third quarter of 2013 were $35.3 million, up 87.8% year-over-year and 30.5% sequentially. Non-GAAP operating expenses were $15.3 million in the third quarter of 2013, up 38.0% year-over-year and 9.2% sequentially.

Selling and marketing expenses were $6.6 million in the third quarter of 2013, up 16.0% year-over-year and up 3.2% sequentially. The year-over-year increase was primarily due to higher promotional expenses for gaming and market development and higher staff cost partially offset by lower share-based compensation expenses.

General and administrative expenses were $24.7 million in the third quarter of 2013, up 138.7% year-over-year and 45.5% sequentially primarily due to higher share-based compensation expenses, higher staff costs, and higher office related expenses.

Research and development expenses were $4.1 million in the third quarter of 2013, up 45.6% year-over-year and 9.2% sequentially primarily due to higher staff cost.

Share-based compensation expenses

Share-based compensation expenses, which were allocated to related operating costs and expense line items, were $20.1 million in the third quarter of 2013, comparing to $7.8 million in the corresponding period in 2012 and $13.1 million in the second quarter of 2013. The increase in share-based compensation expenses were mainly due to senior management compensation and also fair value re-measurement of certain non-vested shares and share options previously granted as the result of the significant increase of our stock price as of September 30, 2013. There was a $8.2 million increase in the share based compensation as a result of the stock price increase during the quarter. Assuming the same stock price on June 30, 2013, share based compensation would have been $11.9 million and down sequentially.

Operations and Operating Margin

Non-GAAP operating income was $17.1 million in the third quarter of 2013, up 150.1% year-over-year and 24.9% sequentially. Non-GAAP operating margin was 31.5% in the third quarter of 2013, compared with 26.4% in the same quarter a year ago and 33.0% in the previous quarter. Excluding the impact from NationSky, non-GAAP operating margin was 39.0% in the third quarter of 2013, compared with 38.3% in the previous quarter. Operating margin for NationSky was about 12.3% in the third quarter of 2013, compared with 10.8% in the previous quarter.

Loss from operations in the third quarter of 2013 was $3.1 million, compared with the loss of $1.0 million in the same quarter a year ago and the operating income of $0.5 in the previous quarter. The decline is mainly due to $20.1 million in share-based compensation expense in the third quarter of 2013. Operating margin was -5.6% in the third quarter of 2013, compared with -3.8% in the same quarter a year ago and 1.3% in the previous quarter.

Income Tax

Income tax expenses were $0.9 million and the effective tax rate was -48.2% in the third quarter of 2013, compared with an income tax expense of $0.31 million in the same quarter a year ago and an income tax expense of $0.06 million in the previous quarter. The negative effective tax rate was primarily due to the loss before income tax as a result of increase of share-based compensation expenses.

Net Loss

Net loss attributable to NQ Mobile was $2.7 million in the third quarter of 2013, compared with the net income of $0.3 million in the same quarter a year ago and $1.9 million in the previous quarter. The decline is mainly due to $20.1 million in share-based compensation expense in the third quarter of 2013. Non-GAAP net income attributable to NQ Mobile was $17.4 million in the third quarter of 2013, compared with $8.1 million in the third quarter of 2012 and $15.0 million in the second quarter of 2013.

Cash Flows and Deferred Revenue

Net cash flow generated from operations for the third quarter of 2013 was $22.2 million, compared with $6.9 million in the same quarter a year ago and $11.1 million in the previous quarter. Cash and cash equivalents and term deposits together amounted to $149.5 million as of September 30, 2013. Deferred revenue was $19.2 million at the end of third quarter of 2013, up 9.9% from $17.4 million at the end of the second quarter of 2013.

Other Business Updates and Significant Events

NQ Mobile Announces Senior Management Share Purchase Plan

NQ Mobile Inc. announced that members of its senior management, including Co-CEOs Dr. Henry Lin and Omar Khan, COO Dr. Vincent Shi, President Zemin Xu and CFO KB Teo, among others, intend to use their personal funds to purchase up to USD $3 million of the Company’s American depositary shares (“ADSs”) by the end of 2013, subject to the restrictions of and in compliance with applicable laws and the Company’s securities trading policy.

NQ Mobile Completes Transfer of Term Deposits to its Account at Standard Chartered Bank; Account Stands at Approximately RMB 628 Million (USD $103 Million)

NQ Mobile Inc. announced on Nov 6, that it has upheld its commitment to transfer cash funds to the Company’s account at Standard Chartered Bank (the “Standard Chartered Account”). The Company now has a cash balance of approximately RMB 628 million (approximately USD $103 million) in the Standard Chartered Account as of Nov 6, 2013. The Company also maintains its existing account with Standard Chartered Bank and HSBC in Hong Kong where the proceeds of the recent convertible bond offering, totaling approximately USD $166 million, will continue to reside. Additionally, the Company maintains numerous operating bank accounts with cash throughout its organization for day-to-day operating needs.

Acquisitions in this quarter

NQ Mobile will continue to look for acquisitions opportunities in related business areas in the future.

On July 15, 2013, the Group acquired the remaining 45% equity interest in NationSky with a cash payment of US$11 million and 12,058,824 restricted shares (2.41 million ADSs) of the Company. As a result of the transaction, the Group owns 100% equity interest in NationSky.

On July 24, 2013, the Group entered into an acquisition agreement to acquire 100% equity interest in Best Partner Ltd with a payment of 10,250,570 restricted shares (2.05 million ADSs) of the Company. Best Partners Ltd is an offer-wall based mobile advertising network.

On August 30, 2013, the Group entered into an agreement to acquire 100% equity interest in Beijing Tianya Co., Ltd. (“Tianya”) with a total cash payment of RMB1 million (US$162,000) and 5,865,703 restricted shares (1.17 million ADSs) of the Company. Tianya is a developer of mobile healthcare applications and search engine marketing in the healthcare industry.

On September 13, 2013, the Group entered into an agreement to acquire 49% of the equity interests in Beijing Fanyue with a total cash payment of RMB529,000 (US$86,000) and 7,656,410 restricted shares (1.53 million ADSs) of the Company. As a result, The Group owns 100% equity interest in Beijing Fanyue. Beijing Fanyue is one of the largest off-line user acquisition channels in China.

Special Committee Investigation on Short Seller Allegations

On October 25, 2013, the Company announced that its board of directors formed a special committee (the “Special Committee”), comprised of four independent directors of the Company, to conduct an independent review of certain allegations raised in a report issued by a short-seller research company dated October 24, 2013. On November 1, 2013, the Company announced that the Special Committee has retained the global law firm of Shearman & Sterling LLP to advise it in connection with its independent review, and Shearman & Sterling LLP has in turn engaged Deloitte & Touche Financial Advisory Services Limited as forensic accountants to assist it in the matter. As of the date of this press release, the independent review of the Special Committee is still ongoing. The management of the Company has fully cooperated with the Special Committee in its ongoing review and will continue to do so in the future.

Business Outlook

The Company expects net revenues to be in the range of $62 million to $63 million for the fourth quarter of 2013 and raises the full year 2013 net revenue guidance from the previously issued range of $184 million to $188 million to $191 million to $192 million.

The above forecast reflects the Company’s current and preliminary view, which is subject to possible material changes.

Conference Call Information

NQ Mobile’s management team will hold an earnings conference call to discuss its results and outlook at 8:00 p.m. U.S. Eastern Standard Time on Tuesday, November 12, 2013, (9:00 a.m. Beijing/Hong Kong Time on Wednesday, November 13, 2013).

The dial-in details for the conference call are:

U.S. Toll Free: 1 866 519 4004

International: +1 8456750437

Hong Kong: +852 2475 0994

United Kingdom: +44 2030598139

China Mainland: 4006208038 or 8008190121

Conference ID: 87164502

Please dial in 10 minutes before the call is scheduled to begin and provide the conference ID to join the call.

A replay of the call will be available after the conclusion of the conference call the following day and will be made available through December 12, 2013. The dial-in details for the replay are:

U.S. Toll Free: 1 855 452 5696

International: +1 646 254 3697

Conference ID: 87164502

Additionally, a live and archived webcast of this call will be available on the Investor Relations section of NQ Mobile’s website at http://ir.nq.com

About NQ Mobile

NQ Mobile Inc. (NYSE: NQ) is a leading global provider of mobile Internet services. NQ Mobile is a mobile security pioneer with proven competency to acquire, engage, and monetize customers globally. NQ Mobile’s portfolio includes mobile security and mobile games & advertising for the consumer market and consulting, mobile platforms and mobility services for the enterprise market. As of September 30, 2013, NQ Mobile maintains a large, global user base of 427 million registered user accounts and 133 million monthly active user accounts through its consumer mobile security business, 98 million registered user accounts and 19 million monthly active user accounts through its mobile games & advertising business and over 1,250 enterprise customers. NQ Mobile maintains dual headquarters in Dallas, Texas, USA and Beijing, China. For more information on NQ Mobile, please visit http://www.nq.com.

Non-GAAP Financial Measures

To supplement the Company’s financial results prepared in accordance with accounting principles generally accepted in the United States (“GAAP”), NQ Mobile’s management uses non-GAAP measures of cost of revenues, operating expenses, operating income and net income attributable to NQ Mobile, which are adjusted from results based on GAAP to exclude the share-based compensation expenses.

The Company’s non-GAAP financial information is provided as additional information to help the Company’s investors compare business trends among different reporting periods on a consistent basis and to enhance investors’ overall understanding of the historical and current financial performance of the Company’s continuing operations and its prospects for the future. The Company’s non-GAAP financial information should be considered in addition to results prepared in accordance with GAAP, but should not be considered a substitute for, or superior to, GAAP results. In addition, the Company’s calculation of this non-GAAP financial information may be different from the calculation used by other companies, and therefore comparability may be limited.

The non-GAAP financial measures are provided to enhance investors’ overall understanding of NQ Mobile’s current financial performance and prospects for the future. A limitation of using non-GAAP cost of revenues, operating expenses, operating income and net income attributable to NQ Mobile, excluding share-based compensation expenses, is that the share-based compensation charge has been and will continue to be a significant recurring expense in the Company’s business for the foreseeable future. In order to mitigate these limitations the Company has provided specific information regarding the GAAP amounts excluded from each non-GAAP measure. The accompanying tables include details on the reconciliation between GAAP financial measures that are most directly comparable to the non-GAAP financial measures the Company has presented.

Notes to Financial Information

Financial information in this press release other than the information indicated as being non-GAAP is derived from NQ Mobile’s unaudited financial information prepared in accordance with GAAP, except financial information on balance sheet as of December 31, 2012 which is extracted from the audited figures included in 2012 Form 20-F.

Forward Looking Statements

This news release contains “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, and as defined in the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates” and similar statements. All statements other than statements of historical fact in this press release are forward-looking statements and involve certain risks and uncertainties that could cause actual results to differ materially from those in the forward-looking statements. These forward-looking statements are based on management’s current expectations, assumptions, estimates and projections about the Company and the industry in which the Company operates, but involve a number of unknown risks and uncertainties, Further information regarding these and other risks is included in the Company’s filings with the U.S. Securities and Exchange Commission. The Company undertakes no obligation to update forward-looking statements to reflect subsequent occurring events or circumstances, or changes in its expectations, except as may be required by law. Although the Company believes that the expectations expressed in these forward-looking statements are reasonable, it cannot assure you that such expectations will turn out to be correct, and actual results may differ materially from the anticipated results. You are urged to consider these factors carefully in evaluating the forward-looking statements contained herein and are cautioned not to place undue reliance on such forward-looking statements, which are qualified in their entirety by these cautionary statements.

For investor and media inquiries please contact:

Investor Relations
NQ Mobile Inc.
Email:	investors@nq.com
Phone:	+852 3975 2853
+1 469 310 5280

NQ MOBILE INC.

UNAUDITED INTERIM CONDENSED CONSOLIDATED

BALANCE SHEETS

(In thousands)

	As of
	September 30, 2013	December 31, 2012
	US$	US$
ASSETS
Current assets:
Cash and cash equivalents	34,337	18,862
Term deposits	115,159	101,503
Short-term investments	—	7,573
Accounts receivable, net of allowance of US$2,497 and US$1,095 as of September 30, 2013 and December 31, 2012 respectively	65,061	54,475
Inventory	5,308	429
Prepaid expenses and other current assets	25,191	17,014

Total current assets	245,056	199,856

Equity investment in associates	41,854	13,978
Property and equipment, net	2,867	2,434
Goodwill and intangible assets, net	81,398	31,171
Other non-current assets	3,719	279

Total Assets	374,894	247,718

LIABILITIES
Current liabilities:
Receipt in advance	254	322
Accounts payable	14,361	7,399
Deferred revenue	19,170	12,234
Accrued expenses and other current liabilities	15,955	11,798
Tax payable and provision	2,138	533

Total current liabilities	51,878	32,286

Noncurrent liabilities:
Deferred tax liabilities, non-current	2,693	1,910
Other non-current liabilities	—	173

Total Liabilities	54,571	34,369

SHAREHOLDERS’ EQUITY
Common shares	26	24
Additional paid-in capital	317,480	208,426
Statutory reserve	2,938	2,938
Treasury stock	(3,318)	(1,346)
Accumulated deficit	(3,204)	(5,251)
Accumulated other comprehensive income	6,306	3,231

Total NQ Mobile Inc.’s shareholders’ equity	320,228	208,022

Non-controlling interest	95	5,327

Total shareholders’ equity	320,323	213,349

Total Liabilities and Shareholders’ Equity	374,894	247,718

NQ MOBILE INC.

UNAUDITED INTERIM CONDENSED CONSOLIDATED

STATEMENTS OF COMPREHENSIVE INCOME

(In thousands, except for share and per share data)

	Three months ended			Nine months ended
	September 30, 2013	June 30, 2013	September 30, 2012	September 30, 2013	September 30, 2012
	US$	US$	US$	US$	US$

Net Revenues
Service Revenues
Mobile valued added services	26,875	26,793	18,354	76,412	48,308
Advertising services	11,043	5,531	2,384	19,890	6,241
Enterprise mobility	4,341	2,896	1,180	9,239	1,374
Other services	936	1,024	590	3,026	1,308
Product Revenues
Enterprise mobility	11,006	5,154	3,294	20,270	4,508

Total net revenues	54,201	41,398	25,802	128,837	61,739

Cost of revenues*
Cost of services	(11,069)	(8,900)	(4,744)	(26,623)	(12,832)
Cost of products sold	(10,859)	(4,904)	(3,210)	(19,572)	(3,236)

Total cost of revenues	(21,928)	(13,804)	(7,954)	(46,195)	(16,068)

Gross profit	32,273	27,594	17,848	82,642	45,671

Operating expenses:
Selling and marketing expenses*	(6,588)	(6,384)	(5,680)	(18,029)	(12,607)
General and administrative expenses*	(24,660)	(16,954)	(10,332)	(53,426)	(25,001)
Research and development expenses*	(4,083)	(3,738)	(2,805)	(11,391)	(6,190)

Total operating expenses	(35,331)	(27,076)	(18,817)	(82,846)	(43,798)

(Loss)/Income from operations	(3,058)	518	(969)	(204)	1,873

Interest income	901	876	797	2,615	2,296
Realized gain on available-for-sale investment	—	—	—	5	—
Foreign exchange gain/(loss), net	201	900	(203)	1,209	(602)
Gain on change of interest in an associate	—	—	943	—	943
Other income, net	84	114	115	392	335

(Loss)/Income before income taxes	(1,872)	2,408	683	4,017	4,845

Income tax expense	(903)	(64)	(308)	(1,290)	(492)
Share of profit from an associate	—	—	125	—	403

Net (loss)/income	(2,775)	2,344	500	2,727	4,756

Net loss/(income) attributable to the non-controlling interest	55	(434)	(152)	(677)	(195)

Net (loss)/gain attributable to NQ Mobile Inc.	(2,720)	1,910	348	2,050	4,561

Net (loss)/income	(2,775)	2,344	500	2,727	4,756
Other comprehensive income/(loss): foreign currency translation adjustment	863	1,895	(173)	3,075	(335)

Comprehensive (loss)/income	(1,912)	4,239	327	5,802	4,421
Comprehensive loss/(income) attributable to non-controlling interest	55	(434)	(152)	(677)	(195)

Comprehensive (loss)/income attributable to NQ Mobile Inc.	(1,857)	3,805	175	5,125	4,226

Net (loss)/earnings per Class A and Class B common share, basic	(0.0096)	0.0074	0.0015	0.0077	0.0196
Net (loss)/earnings per Class A and Class B common share, diluted	(0.0096)	0.0066	0.0014	0.0069	0.0183
Net (loss)/earnings per ADS, basic	(0.0480)	0.0370	0.0075	0.0385	0.0980
Net (loss)/earnings per ADS, diluted	(0.0480)	0.0330	0.0070	0.0345	0.0915
Weighted average number of common shares outstanding :
Basic	284,530,717	257,398,054	235,248,711	264,650,552	232,900,331
Diluted	284,530,717	290,964,809	256,143,907	296,178,059	249,914,090
Weighted average number of ADS outstanding :
Basic	56,906,143	51,479,611	47,049,742	52,930,110	46,580,066
Diluted	56,906,143	58,192,962	51,228,781	59,235,612	49,982,818
Share-based compensation expense included in:
Cost of revenues	97	114	57	320	161
Selling and marketing expenses	505	617	944	2,014	1,731
General and administrative expenses	19,030	11,797	6,290	36,806	14,303
Research and development expenses	477	605	495	1,718	892

NQ MOBILE INC.

UNAUDITED INTERIM CONDENSED CONSOLIDATED STATEMENTS

OF CASH FLOWS

(In thousands)

	Three months ended
	September 30, 2013	June 30, 2013	September 30, 2012
	US$	US$	US$

Cash flows from operating activities:
Net (loss)/income	(2,775)	2,344	500
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	1,488	1,346	475
Allowance for doubtful accounts	214	973	7
Share-based compensation	20,109	13,133	7,786
Foreign exchange (gain)/loss, net	(201)	(900)	203
Gain on change of interest in an associate	—	—	(943)
Share of profit from an associate	—	—	(125)
Other income from ADR depository arrangement	(80)	(80)	(80)
Compensation to non-controlling shareholder	97	—	—
Changes in operating assets and liabilities:
Accounts receivable	8,414	(8,888)	(7,664)
Inventory	(5,036)	540	(446)
Prepaid expenses and other current assets	(1,338)	(3,812)	2,279
Other non-current assets	(1,194)	(1,614)	112
Accounts payable	4,440	3,003	2,492
Deferred revenue	1,092	3,083	1,388
Accrued expenses and other current liabilities	(3,773)	1,710	692
Tax payable and provision	703	263	258

Net cash provided by operating activities	22,160	11,101	6,934

Cash flows from investing activities:
Placement of term deposits	(25,586)	(17,803)	(27,882)
Maturities of term deposits	23,959	8,092	29,806
Disbursements from the lending of the housing loans to employees	(97)	—	(79)
Proceeds from the repayment of the housing loans to employees	72	10	37
Cash paid for equity investment	(2,796)	(5,665)	(2,794)
Bridge loans in connection with completed and ongoing investments	(487)	(696)	(4,796)
Collection of bridge loans in connection with anticipated investments	648	—	—
Cash paid for the business acquisition	(10,324)	(531)	—
Purchase of property and equipment and intangible assets	(456)	(370)	(1,321)

Net cash used in investing activities	(15,067)	(16,963)	(7,029)

Cash flows from financing activities:
Proceeds from the issuance of common shares	12,000	—	—
Payment of shares issuance cost	(360)	—	—
Proceed from exercising of share options	256	532	—
Repurchase of common stock	(97)	—	—

Net cash provided by financing activities	11,799	532	—

Effect of exchange rate changes on cash and cash equivalents	58	624	(353)
Net increase/(decrease) in cash and cash equivalents	18,950	(4,706)	(448)
Cash and cash equivalents at the beginning of the period	15,387	20,093	35,501

Cash and cash equivalents at the end of the period	34,337	15,387	35,053

NQ MOBILE INC.

SUPPLEMENTARY NOTES – UNAUDITED INTERIM CONDENSED CONSOLIDATED

STATEMENTS OF OPERATIONS

(In thousands)

	Three months ended September 30, 2013
	NQ Mobile Inc. Group excluding NationSky	NationSky	Consolidated
	US$	US$	US$
Net Revenues
Service Revenue
Mobile valued added services	26,875	—	26,875
Advertising services	11,043	—	11,043
Enterprise mobility	—	4,341	4,341
Other services	936	—	936
Product Revenue
Enterprise mobility	—	11,006	11,006

Total net revenues	38,854	15,347	54,201

Cost of revenues
Cost of services	(10,393)	(676)	(11,069)
Cost of products sold	—	(10,859)	(10,859)

Total cost of revenues	(10,393)	(11,535)	(21,928)

Gross profit	28,461	3,812	32,273

Operating expenses:
Selling and marketing expenses	(5,837)	(751)	(6,588)
General and administrative expenses	(23,952)	(708)	(24,660)
Research and development expenses	(3,616)	(467)	(4,083)

Total operating expenses	(33,405)	(1,926)	(35,331)

(Loss)/Income from operations	(4,944)	1,886	(3,058)

Interest income	895	6	901
Foreign exchange gain, net	201	—	201
Other income, net	84	—	84

(Loss)/Income before income taxes	(3,764)	1,892	(1,872)

Income tax expense	(598)	(305)	(903)
Share of profit from an associate

Net (loss)/income	(4,362)	1,587	(2,775)

Net (income)/loss attributable to the non-controlling interest	(138)	193	55

Net income attributable to NQ Mobile Inc.	(4,500)	1,780	(2,720)

NQ MOBILE INC.

NON-GAAP MEASURE RECONCILIATIONS

(In thousands)

	Three months ended			Nine months ended
	September 30, 2013	June 30, 2013	September 30, 2012	September 30, 2013	September 30, 2012
	US$	US$	US$	US$	US$

Selling and marketing expenses under GAAP	(6,588)	(6,384)	(5,680)	(18,029)	(12,607)
Share based compensation expense*	505	617	944	2,014	1,731

Non-GAAP selling and marketing expenses	(6,083)	(5,767)	(4,736)	(16,015)	(10,876)

General and administrative expenses under GAAP	(24,660)	(16,954)	(10,332)	(53,426)	(25,001)
Share based compensation expense*	19,030	11,797	6,290	36,806	14,303

Non-GAAP general and administrative expenses	(5,630)	(5,157)	(4,042)	(16,620)	(10,698)

Research and development expenses under GAAP	(4,083)	(3,738)	(2,805)	(11,391)	(6,190)
Share based compensation expense*	477	605	495	1,718	892

Non-GAAP research and development expenses	(3,606)	(3,133)	(2,310)	(9,673)	(5,298)

(Loss)/Income from operations under GAAP	(3,058)	518	(969)	(204)	1,873
Share based compensation expense*	20,109	13,133	7,786	40,858	17,087

Non-GAAP income from operations	17,051	13,651	6,817	40,654	18,960

Net (loss)/income attributable to NQ Mobile Inc. under GAAP	(2,720)	1,910	348	2,050	4,561
Share based compensation expense*	20,109	13,133	7,786	40,858	17,087

Non-GAAP net income attributable to NQ Mobile Inc.	17,389	15,043	8,134	42,908	21,648

Weighted average number of diluted ADS outstanding:	56,906,143	58,192,962	51,228,781	59,235,612	49,982,818
Non- GAAP weighted average number of diluted ADS outstanding:	63,042,766	58,192,962	51,228,781	59,235,612	49,982,818

GAAP fully diluted loss per ADS	(0.0480)	0.0330	0.0070	0.0345	0.0913

Non-GAAP fully diluted earnings per ADS	0.2758	0.2585	0.1588	0.7243	0.4331

*	It represented elimination of share-based compensation expenses resulting from granting of options and restricted shares to qualified employees and consultants by the Company during the prior and current periods.